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                          UNITED STATES SECURITIES AND
                               EXCHANGE COMMISSION
                             Washington, D.C. 20549
                   -------------------------------------------


                                    FORM 11-K

                     Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934

                     For the fiscal year ended June 30, 1998







                  WISCONSIN CENTRAL TRANSPORTATION CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN
                  --------------------------------------------

                            (Full title of the Plan)







                  Wisconsin Central Transportation Corporation
                  (Employer sponsoring the Plan, issuer of the
                    participations in the Plan and issuer of
                      the shares held pursuant to the Plan)





                        6250 North River Road, Suite 9000
                            Rosemont, Illinois 60018
                    (Address of principal executive offices)











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



                WISCONSIN CENTRAL TRANSPORTATION CORPORATION
                        EMPLOYEE STOCK PURCHASE PLAN


                                  FORM 11-K

                       Fiscal Year Ended June 30, 1998



CONTENTS                                                                    PAGE
--------                                                                    ----

Independent Auditors' Report...........................................       1

Statements of Net Assets Available for Benefits........................       2

Statements of Changes in Net Assets Available for Benefits.............       3

Notes to Financial Statements..........................................       4

Signatures.............................................................       7

Index to Exhibits......................................................       8

Exhibit No. 23 - Consent of Independent Public Accountants.............       9

                          Independent Auditors' Report


To Wisconsin Central Transportation Corporation
   Employee Stock Purchase Plan Administration Committee:

We have audited the accompanying statements of net assets available for benefits of the Wisconsin Central Transportation Corporation Employee Stock Purchase Plan (the "Plan") as of June 30, 1998 and 1997, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended June 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1998 and 1997, and the changes in net assets available for benefits for each of the years in the three-year period ended June 30, 1998, in conformity with generally accepted accounting principles.


                                       KPMG Peat Marwick LLP



Chicago, Illinois
September 4, 1998



                  WISCONSIN CENTRAL TRANSPORTATION CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                 Statements of Net Assets Available For Benefits

                             June 30, 1998 and 1997


                                                                                              June 30,
                                                                                       1998              1997
                                                                                  ------------      ------------

Cash.......................................................................       $      5,053      $     13,218

Wisconsin Central Transportation Corporation employee stock options, at quoted fair market value (90,080 and 70,650 options, respectively, total cost
    $1,742,147 and $1,951,353, respectively)...............................          2,049,320         2,582,964
                                                                                  ------------      ------------

Net assets available for benefits..........................................       $  2,054,373      $  2,596,182
                                                                                  ============      ============


              The accompanying notes to financial statements are an
                  integral part of these financial statements.




                  WISCONSIN CENTRAL TRANSPORTATION CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

            Statements of Changes in Net Assets Available for Benefits

             For the Fiscal Years Ended June 30, 1998, 1997 and 1996


                                                                         Fiscal Year Ended June 30,
                                                                    1998             1997            1996
                                                                ------------    ------------    ------------

Net assets available for benefits,
    beginning of fiscal year................................    $  2,596,182    $  3,054,141    $  1,759,929


Increase (decrease) during year:

    Participants' payroll deductions........................       1,747,200       1,964,571       1,307,138

    Unrealized 15% discount on price of stock...............         307,173         344,772         229,869

    Unrealized appreciation in the fair
       market value of stock options........................             ---         286,839       1,517,134

    Stock issued, at fair market value,
       and cash paid to participants........................      (2,596,182)     (3,054,141)     (1,759,929)
                                                                ------------    ------------    ------------

Net assets available for benefits,
    end of fiscal year......................................    $  2,054,373    $  2,596,182    $  3,054,141
                                                                ============    ============    ============


              The accompanying notes to financial statements are an
                  integral part of these financial statements.


                  WISCONSIN CENTRAL TRANSPORTATION CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements


(1)    Summary of Significant Accounting Policies

       The financial statements of the Wisconsin Central Transportation Corporation Employee Stock Purchase Plan (the "Plan") are prepared under the accrual method of accounting. The Plan's investments are stated at fair value. All security transactions are recorded on a trade-date basis.

       All administrative expenses of the Plan are paid by Wisconsin Central Transportation Corporation (the "Company").

(2)    Basis of Presentation - Stock Split

       On May 16, 1996, the Company's Board of Directors announced a three-for-one split of the Company's common stock in the form of a common stock dividend to shareholders of record as of May 17, 1996 which was effective May 31, 1996. The stated par value of each share was not changed from $.01. All share and per share amounts have been restated to reflect the stock split.

(3)    Description of Plan

       The Plan was established in 1991 by the Company to furnish eligible employees (see "Eligibility") of the Company and its participating subsidiaries a mechanism for voluntarily purchasing shares of the Company's common stock ("Common Stock") from the Company at a discount by exercising options to purchase Common Stock ("Options") under the Plan. The Plan is administered by a Plan Administration Committee (the "Committee") composed of members of the Company's Board of Directors. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974. Under Internal Revenue Code ("IRC") Section 423, the Plan is not subject to Federal income tax. Eligible employees are subject to Federal income taxes.

       Eligibility

       The Plan covers all full-time employees of the Company and its subsidiaries, other than Algoma Central Railway Inc., who have had at least twelve months of continuous service preceding the date of the grant of Options, except any employee owning 5% or more of the total voting stock of the Company and certain highly compensated employees ("Eligible Employees"). Notwithstanding the limitations of the preceding sentence with respect to twelve months of continuous service, employees who had at least nine months of continuous service as of the end of June 1994 (and were otherwise eligible to participate in the Plan) were eligible to participate in the Plan with respect to options granted on July 1, 1994. At June 30, 1998, 856 Eligible Employees participated in the Plan.

       Grant of Options

       Under the Plan, the Company grants Options to all Eligible Employees once each year on a date selected by the Committee ("Date of Grant"). For the fiscal years ended June 30, 1998, 1997 and 1996, the Date of Grant was July 1, 1997, 1996 and 1995, respectively. The term of each Option is twelve months beginning on the Date of Grant. The last day of each option period is the date on which the applicable Options may be exercised ("Date of Exercise"). For the fiscal years ended June 30, 1998, 1997 and 1996, the Date of Exercise was June 30, 1998, 1997 and 1996. The number of shares subject to Option for each participant is the quotient of the aggregate payroll deductions authorized by the participant for the option period divided by the applicable option price per share; provided, however, that the maximum number of shares for which Options may be granted to a participant for any option period shall not exceed $25,000 (as provided by Section 423(b) of the IRC) divided by the lesser of (i) 85% of the fair market value of the Common Stock on the Date of Exercise or (ii) 85% of the fair market value of the Common Stock on the Date of Grant. For purposes of the Plan, "fair market value"of the Common Stock on each of the Date of Grant, the Date of Exercise or other applicable date is determined on the basis of the per share closing price of the last sale of the Common Stock immediately prior to the applicable date as reported by NASDAQ or, if listed on a stock exchange, as reported in the published reports of composite transactions for the exchange.

       Exercise of Options

       Each participant is considered to have exercised his or her Option on the Date of Exercise to the extent of the maximum number of whole shares of the Company's Common Stock that may be purchased with the balance on that date in the participant's account under the Plan for such Option. Any balance in such account after payment of the option price is refunded to the employee. The Company issues to each participant, in the participant's name or in joint tenancy, the number of whole shares of Common Stock acquired on exercise of an option on the first day following the term of an Option.

       The option price per share is equal to the lesser of (i) 85% of the fair market value of the Common Stock on the Date of Exercise or (ii) 85% of the fair market value of the Common Stock on the Date of Grant. The following summarizes the fair market value of the Company's Common Stock at the Date of Exercise and the Date of Grant as well as the discounted price offered to employees under the Plan for the fiscal years ended June 30, 1998, 1997 and 1996:

                                                                         Fair Market               Discounted
                                     Date                                   Value       Discount      Price
                                     ----                                 ---------     --------    ---------

      Fiscal Year Ended June 30, 1998:
           Date of Grant, July 1, 1997................................    $   36.56     $   5.48    $   31.08
           Date of Exercise, June 30, 1998............................    $   22.75     $   3.41    $   19.34

       Fiscal Year Ended June 30, 1997:
           Date of Grant, July 1, 1996................................    $   32.50     $   4.88    $   27.62
           Date of Exercise, June 30, 1997............................    $   36.56     $   5.48    $   31.08

       Fiscal Year Ended June 30, 1996:
           Date of Grant, July 1, 1995................................    $   16.33     $   2.45    $   13.88
           Date of Exercise, June 30, 1996............................    $   32.50     $   4.88    $   27.62



       Contributions to the Plan

       Eligible employees may contribute annually to the Plan up to the smaller of (1) 7.5% (or another percentage as established by the Committee) of their annual compensation (not including incentives, bonuses, overtime, extended work-week premiums or other special payments, fees or allowances) or (2) an amount which complies with the $25,000 IRC Section 423(b) limitation discussed previously.

       Participant Accounts

       All payroll deductions and payments during the term of an Option are held in the general assets of the Company and credited to a special account established under the Plan in the employee's name. No interest is paid or credited to amounts accumulated in the special account under the Plan. On the first business day following the term of an Option, the Company issues whole shares of Common Stock in return for the funds accumulated in the special account under the Plan. Any balance in the special account after the Common Stock is issued is refunded to the employee.

       Withdrawals

       An employee can withdraw from the Plan at any time with proper notice. Withdrawal from the Plan is also effected by termination of service with the Company. Employees are entitled to a full refund of monies previously withheld under the Plan during the current Plan fiscal year upon withdrawal.

       Stock Subject to the Plan

       The Common Stock which may be issued pursuant to Options under the Plan is limited to 2,400,000 shares of Common Stock. After the stock Options are exercised under the Plan for the fiscal year ended June 30, 1998, the remaining number of shares which may be issued pursuant to the Plan is 1,579,382, as is illustrated below:


                                                                                                       Since
                                                                Fiscal Year Ended June 30,           Inception
                                                           1998           1997           1996         of Plan
                                                       -----------    -----------    -----------    -----------
       Stock issuable under the Plan at the
          beginning of the fiscal year..............     1,669,462      1,740,112      1,833,936      2,400,000
       Stock options exercised for the
          fiscal year...............................       (90,080)       (70,650)       (93,824)      (820,618)
                                                       -----------    -----------    -----------    -----------
       Remaining stock issuable at end
          of fiscal year............................     1,579,382      1,669,462      1,740,112      1,579,382
                                                       ===========    ===========    ===========    ===========


(4)    Stock and Cash Payable to Participants

       For the fiscal years ended June 30, 1998, 1997 and 1996, participant deductions under the Plan amounted to $1,747,200, $1,964,571 and $1,307,138, respectively. Utilizing the discounted exercise price of the Common Stock offered to participants ($19.34, $27.62 and $13.88 for the fiscal years ended June 30, 1998, 1997 and 1996, respectively), these deductions were used to purchase 90,080, 70,650 and 93,824 whole shares of Common Stock for participants for the fiscal years ended June 30, 1998, 1997 and 1996, respectively. The cash remaining in the Plan after purchasing whole shares ($5,053, $13,218 and $4,861 for the fiscal years ended June 30, 1998, 1997 and 1996, respectively) was refunded to employees as part of their August 1, 1998, August 1, 1997 and August 1, 1996 payroll checks, respectively. Stock certificates issued to participants on July 1, 1998, July 1, 1997 and July 3, 1996 from the exercise of options for the fiscal years ended June 30, 1998, 1997 and 1996, respectively, were mailed to participants by EquiServe, the Company's transfer agent.

(5)    Wisconsin Central Transportation Corporation Employee Stock Options

       Options owned by the Plan at June 30, 1998, 1997 and 1996 (the Date of Exercise for each of the fiscal years ended June 30, 1998, 1997 and 1996) are stated in the Statement of Net Assets Available for Plan Benefits at the fair market value of the Common Stock on these Exercise Dates ($22.75, $36.56 and $32.50, respectively) as reported by the NASDAQ National Market System.

(6)    Unrealized Appreciation in Employee Stock Options

       The unrealized appreciation in the value of the stock Options is the increase in the fair market value of the Company's Common Stock from the Date of Grant to the Date of Exercise multiplied by the number of Options exercised. For the fiscal year ended June 30, 1998, there was no unrealized appreciation as of the Date of Exercise. For the fiscal years ended June 30, 1997 and 1996, the unrealized appreciation amounted to $4.06 and $16.17 per share, respectively. In addition, the 15% discount on the purchase price of the Common Stock, which amounted to $3.41, $4.88 and $2.45 per share for the fiscal years ended June 30, 1998, 1997 and 1996, respectively, was also unrealized.

                  WISCONSIN CENTRAL TRANSPORTATION CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    WISCONSIN CENTRAL TRANSPORTATION CORPORATION
                                    EMPLOYEE STOCK PURCHASE PLAN



Date: September 25, 1998                         By: /s/ Walter C. Kelly
                                                       -------------------
                                                         Walter C. Kelly
                                                         Vice President, Finance

                                INDEX TO EXHIBITS


                                                                    Sequentially
                                                                       Numbered
Exhibit No.                     Description                               Page
----------                      -----------                               ----

    23                      Consent of Independent                         11
                              Public Accountants